

Called Higher Studios, Inc. and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Called Higher Studios, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Called Higher Studios, Inc. (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Morison Cogen LLP (00536)

We have served as the Company's auditor since 2022.

Blue Bell, Pennsylvania
March 16, 2023

Called Higher Studios Inc.
Consolidated Balance Sheets

		Year Ended December 31,		
		2022		**2021**
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	188,704	$	453,205
Funds Held in Escrow		-		46,278
Inventory		58,727		28,580
Deferred Offering Costs		27,574		-
Note Receivable		-		3,300
Prepaid Expenses		9,430		21,100
Due From Related Party		-		64,184
Grant Rebate Receivable		230,000		-
Total Current Assets	$	514,435	$	616,647
Non-Current Assets				
Fixed Assets, Net of Accumulated Depreciation	$	1,448	$	1,883
Investment in Original Programming		55,659		1,928,543
Intangible Assets		50,771		35,706
Total Non-Current Assets	$	107,878	$	1,966,132
TOTAL ASSETS	$	622,313	$	2,582,779
CONTINGENCIES				
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	$	26,446	$	16,652
Other Current Liabilities		172		20,393
Accrued Expenses		10,428		20,134
Deferred Revenue, Related Party		-		2,050,000
Total Liabilities	$	37,046	$	2,107,179
Stockholders' Equity				
Preferred stock $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022 and December 31, 2021	$	-	$	-
Class A common stock, $0.00001 par, 250,000,000 shares authorized, 1,465,480 and 1,310,630 shares issued and outstanding as of December 31, 2022 and December 31, 2021		16		13
Class B common stock, $0,00001 par, 250,000,000 shares authorized, 1,687,500 shares issued and outstanding as of December 31, 2022 and December 31, 2021		17		17
Deferred Compensation		(796,663)		(796,663)
Additional Paid-in-Capital		2,828,530		2,441,352
Accumulated Deficit		(1,446,632)		(1,169,119)
Total Stockholders' Equity	$	585,268	$	475,600
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	622,313	$	2,582,779

The accompanying notes are an integral part of these consolidated financial statements.

Called Higher Studios Inc.
Consolidated Statements of Comprehensive Loss

	Year Ended December 31,	
	2022	**2021**
Net Revenues	$ 2,115,064	$ 48,904
Cost of Net Revenues	(2,069,034)	(48,150)
Gross Profit	$ 46,030	$ 754
Operating Expenses		
General and Administrative	$ 401,326	$ 345,286
Research and Development	4,500	144
Sales and Marketing	198,510	243,710
Total Operating Expenses	604,336	589,140
Loss from Operations	(558,305)	(588,386)
Other Income/(Expense):		
Producer Fee Income	$ 48,500	$ 72,193
Grant Rebate	230,000	-
Interest Income	-	1,800
Realized Gain	4,281	-
Interest Expense	(1,989)	(171)
Total Other Income	280,792	73,822
Provision for Income Tax	-	-
Net Loss	$ (277,513)	$ (514,564)
Net Loss per share	$ (0.09)	$ (0.17)
Weighted Average Common Shares Outstanding	3,140,950	2,942,618

The accompanying notes are an integral part of these consolidated financial statements

Called Higher Studios Inc.
Consolidated Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2022 and 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2020	1,181,548	11	1,687,500	17	1,142,458	-	(654,555)	487,931
Issuance of Warrants - Broker Commission	-	-	-	-	37,397	-	-	37,398
Issuance of Class A Common Stock - Regulation A	108,102	1	-	-	582,023	-	-	582,024
Offering Costs	-	-	-	-	(134,542)	-	-	(134,542)
Restricted Stock Grant - Class A Common Stock	-	-	-	-	796,663	(796,663)	-	-
Issuance of Class A Common Stock - Broker Compensation	20,980	1	-	-	17,353	-	-	17,353
Net Loss	-	-	-	-	-	-	(514,564)	(514,564)
Balance at December 31, 2021	1,310,630	13	1,687,500	17	2,441,352	(796,663)	(1,169,119)	475,600
Issuance of Class A Common Stock	139,084	3	-	-	424,206	-	-	424,209
Issuance of Class A Common Stock - Broker Compensation	15,766	-	-	-	23,193	-	-	23,193
Issuance of Warrants - Broker Commission	-	-	-	-	409	-	-	409
Offering Costs	-	-	-	-	(60,630)	-	-	(60,630)
Net Loss	-	-	-	-	-	-	(277,513)	(277,513)
Balance at December 31, 2022	1,465,480	16	1,687,500	17	2,828,530	(796,663)	(1,446,632)	585,268

The accompanying notes are an integral part of these consolidated financial statements

Called Higher Studios Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash Flows from Operating Activities		
Net Loss	$ (277,513)	$ (514,564)
Adjustments to Reconcile Net Loss to Net Cash Provided by (used in) Operating Activities		
Investment in original programming expensed as production costs	1,996,848	-
Depreciation	435	-
Changes in Operating Assets and Liabilities:		
Prepaid Expenses	11,669	(7,772)
Fund held in Escrow	46,278	(8,089)
Inventory	(30,147)	(28,296)
Accrued Expenses	(6,243)	16,671
Other Current Liabilities	(23,683)	20,393
Accounts Payable	9,794	8,482
Rebate Receivable	(230,000)	-
Deferred Revenue, Related Party	(2,050,000)	2,050,000
Net Cash Provided by (used in) Operating Activities	$ (552,562)	$ 1,536,825
Cash Flows from Investing Activities		
Repayment from Related party	64,184	3,318
Investment in Original Programming	(123,964)	(1,847,532)
Purchase of Fixed Assets	-	(1,883)
Repayment from Note Receivable	3,300	-
Repayment from Note Receivable, related party	-	30,300
Increase in Note Receivable	-	(300)
Proceeds from Sale of Investmemt	25,000	-
Purchase of Intangible Assets	(40,065)	(35,705)
Net Cash Provided by (used in) Investing Activities	$ (71,545)	$ (1,851,802)
Cash Flows from Financing Activities		
Proceeds from Issuance of Class A Common Stock	424,209	582,024
Offering Costs	(37,028)	(79,793)
Deferred Offering Costs	(27,574)	-
Proceeds from Stock Subscription Receivable	-	40,427
Net Cash Provided by Financing Activities	$ 359,607	$ 542,660
Net Change in Cash	(264,501)	227,683
Cash at Beginning of Year	453,205	225,522
Cash at End of Year	$ 188,704	$ 453,205
Suuplemental Disclosure of Non- Cash Financing Activities		
Shares Issued as Broker Compensation	$ 23,193	$ 17,535
Warrants issued as Broker Commissions	$ 409	$ 37,397
Shares issued as deferred compensation	$ -	$ 796,663

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. ('Called Higher") is a corporation organized on June 4, 2019 under the laws of Delaware. The Company's mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the parent company and majority shareholder of Called Higher Studios, Inc.

On February 22, 2021, Called Higher formed Camp Hideout, LLC in the state of Tennessee. This company was organized to produce and license the feature film, "Camp Hideout". It is currently a wholly-owned subsidiary of Called Higher.

On March 16, 2021, Called Higher formed By Krave, LLC in the state of Tennessee. This company was organized with two members and is a retailer of jewelry both at the retail and wholesale levels. On November 22, 2021, Called Higher entered into a purchase agreement with the other member and purchased all remaining membership units. By Krave, LLC is currently a wholly-owned subsidiary of Called Higher.

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $277,513 and $514,564 during the years ended December 31, 2022 and 2021, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of additional shares of common stock, however there are no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP), and has adopted the calendar year as its basis of reporting. All intercompany transactions among Called Higher, Camp Hideout, LLC and By Krave, LLC (collectively the "Company) are eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of Financial Accounting Standards Board Accounting Standards Codification "FASB ASC" 340-10-S99-1. Deferred offering costs consist principally of legal fees and broker fees incurred in connection with an offering the Company initiated during 2019 under Regulation Crowdfunding, during 2020 with Regulation A and Regulation Crowdfunding offerings, and during 2021 with a second round of offering under Regulation A. Prior to the completion of an offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering. There were $27,574 in deferred offering costs as of December 31, 2022 and $0 as of December 31, 2021.

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, jewelry etc.) that are used for marketing and/or for sale in the Called Higher store. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average costing method. Inventory balances as of December 31, 2022 and 2021 consisted of finished goods of were $58,727 and $28,580, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand.

Filmed Entertainment and Production Costs

In accordance with FASB ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as cost of goods sold over the period to which associated revenues are expected to be realized. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting the Company's results of operations and financial condition.

The Company capitalized $123,964 and $1,847,532 of program rights and movie production costs incurred in 2022 and 2021. In August 2022 the film Camp Hideout was delivered and costs related to production of the film in the amount of $1,996,848 were expensed during the year ended December 31, 2022. The costs capitalized in 2022 are related to publishing and film projects that have not been greenlit.

Fair Value of Financial Instruments

"FASB" guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company is classified as a C Corporation and its income is taxed at the corporate level. The Company's subsidiaries, By Krave & Camp Hideout are Limited Liability Companies and their taxable income or loss is passed through to Called Higher Studios Inc. and included in Called Higher Studios Inc. Taxable income or loss.

The Company uses the liability method of accounting for income taxes as set forth in FASB ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $1,447,700 and $1,169,813 as of December 31, 2022 and 2021, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $378,356 and $305,731 as of December 31, 2022 and 2021, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2022 and 2021 and the effective tax rate to 0%.

The Company files U.S. federal and state income tax returns. The 2021 tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

FASB ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues are recognized primarily from the sale of apparel, jewelry and shipping revenue in 2022 and 2021. Revenues from these sources are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the merchandise.

The deferred revenue of $2,050,000 was recognized in August 2022 as the performance obligation was satisfied. The performance obligation is deemed satisfied when post-production is finalized and the completed film is delivered to the Distributor.

Costs of Revenues

Costs of revenues include production costs, product costs, contract labor, credit card processing and fulfillment.

Stock-Based Compensation

The Company measures stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock- based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Comprehensive Loss

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive loss is equal to net loss for all periods presented.

<u>Net Loss per Share</u>

Net loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021 diluted net loss per share is the same as basic net loss per share for each year.

The following table sets forth the outstanding potentially dilutive securities that have been excluded from the calculation of diluted net loss per share for the years ended December 31, 2022 and 2021 respectively, because to do so would be anti-dilutive (in common equivalent shares):

| | December 31, | |
	2022	2021
Common stock warrants	7,492	7,492
Unvested restricted stock units	148,852	148,852
Total	156,344	156,344

NOTE 4: NOTE RECEIVABLE

<u>Related Party</u>

During 2020, the Company loaned $30,000 to a company that is a related party through common ownership at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. As an incentive to loan the funds to the related party, the Company received 120,000 shares of common stock of the related party company, which only vest upon a change of control, and thus no value was assigned to these shares. This note was fully repaid in 2021.

<u>Non-Related Party</u>

During 2020, the Company entered into a note receivable agreement for $3,000, with a non-related party. The note was dated March 30, 2020 with a maturity date of March 30, 2022 and bears interest at a fixed rate of 5% per year. This note was fully repaid in February 2022.

NOTE 5: GRANT REBATE RECEIVABLE

The Tennessee Entertainment Commission (TEC) Production Incentive offers up to a twenty-five percent rebate on qualified Tennessee expenditures to production companies filming in Tennessee. The incentive, funded through the Film/TV Fund, is distributed to qualified production companies through a grant contract.

The Company entered into a grant contract with the TEC and was approved for a total grant rebate of $230,000 based on the original production budget for Camp Hideout. As of March 16, 2023 the company has not received the rebate.

NOTE 6: INTANGIBLE ASSETS

The following table sets forth the components that make up the total balance of intangible assets. Amounts listed are the original value of the asset, amortization has not been taken against these assets

	Intangible Assets			
	December 31, 2022		December 31, 2021	
Website	$	49,870	$	10,005
Cryptocurrencies		-		25,000
Patents		900		700
Total Intangible Assets	$	50,770	$	35,705

On September 20, 2022 the Company purchased 316tees.com and all related social platforms for a purchase price of $41,000. The amount of $36,000 was paid on the purchase date with the remaining $5,000 to be paid after an earn out period of 3 months. As of December 20, 2022 the earn out was reduced by $1,135 and the purchase amount was updated to $39,865. 316tees.com operates a website that sells custom tee-shirts utilizing 3rd party merchandise providers.

NOTE 7: STOCKHOLDERS' EQUITY

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10,000,000 shares of Class A Voting Common Stock and 5,000,000 shares of Class B Voting Common Stock, along with authorizing 5,000,000 shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stockholders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Company's board of directors prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

Common Stock Issuances

During the year ended December 31, 2022, the Company raised gross proceeds of $424,209 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 139,084 shares of Class A Voting Common Stock at $2.89 per share.

The Company incurred $60,630 of offering costs during 2022 in connection with the Regulation A offerings which consists of the issuance of 15,766 shares of Class A Voting Common Stock with a fair value of $23,194, the issuance of warrants to purchase 81 shares of Class A Voting Common stock with an estimated fair value of $409 and $37,027 of cash payments.

During the year ended December 31, 2021, the Company raised gross proceeds of $582,023 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 108,102 shares of Class A Voting Common Stock at $5.52 per share. Funds in the amount of $46,278 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow (asset) on the balance sheet. These funds were disbursed in 2022.

During the year ended December 31, 2021, the Company had committed investments totaling $201,320 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, for Class A Voting Common Stock at $3.05 per share. The money had not been disbursed to the Company and was still in escrow. As such, the investment was not finalized and the 66,007 shares from those investments were not issued as of year-end. The funds from these committed investments were received in February 2022.

The Company incurred $134,542 of offering costs during 2021 in connection with the Regulation A offerings which consists of the issuance of 20,980 shares of Class A Voting Common Stock with a fair value of $17,353, the issuance of warrants to purchase 7,492 shares of Class A Voting Common stock with an estimated fair value of $37,805 and $79,793 of cash payments.

Deferred Compensation

In December 2020, the Company entered into an agreement to grant a restricted stock award to an advisor for services. In the agreement, the Company issued an initial amount of 133,596 shares of Class A voting common stock. These were to be adjusted following the close of the Regulation A offering. In total, the number was adjusted to 144,323 restricted Class A Common Stock valued at $796,663 to bring advisor's total stake to 5% of the Company's total outstanding shares as of the close of the Regulation A offering. The stocks were granted in two tranches, 50% on January 2021 and the remaining 50% on December 2021. The shares vest upon both a liquidity event defined as (1) an initial public offering, underwritten by a nationally recognized underwriter, of the Common Stock registered pursuant to the Securities Act where there is a Minimum Public Float immediately following such offering, (2) a merger or other business combination of recapitalization whereby the Common Stock is exchanged for cash and/or publicly traded equity or debt securities in another entity or a combination of cash and other non-publicly traded equity or debt securities where cash constitutes at least a majority of the consideration to be received in such merger, business combination or recapitalization or (3) a sale or other disposition of all or substantially all of the Company's assets to another entity, for cash and/or publicly traded equity or debt securities of another entity of a combination of cash and other non-publicly traded equity or debt securities where cash constitutes at least a majority of the proceeds of such sale or disposition, in each case, other than to the Company, any subsidiary of the Company, or any entity controlled by the ultimate control persons of the Company. Regulation Crowdfund and Regulation A Crowdfunded Offerings as defined by the Securities and Exchange Commission shall not be considered a liquidity event The expense will be recognized when the vesting becomes probable

Warrants

In connection with the Company's Regulation A offering, the Company was required to pay a 5% commission in warrants for shares with the same terms as the offering. The offering closed on June 30, 2021 and, at that time, the warrant agreement became due. The Company sold 149,864 shares of Class A Voting Common Stock during this Regulation A offering and, therefore, the Company issued a warrant to purchase 7,492 shares of Class A Voting Common Stock with an estimated fair value of $37,805, of which $37,397 was reflected in 2021 and $409 reflected in 2022, which was recognized as offering costs. The exercise price of the warrant is $5.52, vests immediately and expires in five years. The fair value of the warrants was estimated using the Black- Scholes option pricing model with the following assumptions: Expected term of 5 years, expected volatility of 152.10%, expected dividend yield of 0% and risk-free interest rate of 1.45%. The expected volatility is the Company's estimate of expected volatility that is based on the volatility of other public companies that are in closely related industries to the Company. As of December 31, 2022, all of the 7,492 outstanding warrants are exercisable.

NOTE 8: RELATED PARTY TRANSACTIONS

During 2021, the Company began producing the feature film, "Camp Hideout". It concluded filming during 2021 and was in post-production until August 2022. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority stockholders are also majority stockholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this was recognized as revenue in August 2022 as the completed film had been delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company will receive 45% of all subsequent adjusted gross receipts. The feature was delivered in August 2022.

During 2021 Camp Hideout, LLC entered into a production management agreement with an entity where the majority owner is also a majority stockholder in the Company. The full amount of the payment for the production management fee was $105,600 and was paid and fully expensed in October 2021.

In 2021 the Company received a payment in the amount of $106,600 for a data usage fee and reimbursement for the Company's investments in the development and production of the film Camp Hideout. This fee was paid by an entity where the majority owner is also a majority stockholder in the Company. During 2022 and 2021 $0 and $17,766 was earned from this agreement.

During 2021 Camp Hideout, LLC entered into a producer fee agreement with an entity where the majority owner is also a stockholder in the Company. The amount of the payment for production fee was $20,000 and was paid in 2021. The Company also paid this entity a consulting fee in the amount of $25,000 for its service on the advisory board for Called Higher.

During 2020, the Company advanced $64,184 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bears no interest and is considered payable on demand. The advance was fully repaid as of December 31, 2022. As of December 31, 2022 and 2021 the amount due to the related party is $0 and $64,184.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard on January 1, 2022. The adoption of this standard did not have a material impact on their financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

As part of contracting professional services for the production of the movie, "Camp Hideout", the Company entered into agreements with certain contractors during 2020 upon which contingent liabilities may be due for an amount of up to 5% based on net profits. The Company entered into an agreement with a related party on August 21, 2021 for the exclusive purchase of rights to The Camp Hideout film. The film was delivered in August of 2022 at which time the contingent liabilities were assigned to the purchaser.

NOTE 11: SUBSEQUENT EVENTS

On January 1, 2023, Called Higher Studios, Inc. and PZAJ Holdings, LLC entered into a three year Agreement which requires Called Higher Studios to submit projects to PZAJ Holdings, LLC on an exclusive first look basis in exchange for a monthly overhead fee and office space for the term of the Agreement plus an additional 6 months.

On February 7, 2023, the stockholders approved an increase of authorized shares of Class A Voting Common Stock to 250,000,000, and an increase of authorized shares of Class B Voting Common Stock to 250,000,000. The Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware to reflect these changes.

On February 7, 2023, a stockholder elected to convert 187,500 shares of Class B Voting Shares into 187,500 Class A Shares.

On February 7, 2023, Called Higher Studios approved, with a Board Consent, an amended and restated employment agreement for Jason Brown, CEO, which increased his annual compensation, granted him 3,312,500 shares of Class B Voting Common Stock which vests upon issuance, provided for an annual cash bonus based on defined milestones and included annual grants of at least 50,000 shares of Class B Voting Common Stock which vests upon issuance.

On February 9, 2023, a stockholder elected to convert 1,500,000 shares of Class B Voting Common Stock into 1,500,000 Class A Shares.

On February 10, 2023, Called Higher Studios approved, with a Board Consent, the removal of the right to convert Class B Voting Shares into Class A Shares and authorized the re-filing of an Amended and Restated Certificate of Incorporation with the State of Delaware, which was filed on February 10, 2023.

On February 21, 2023, By Krave, LLC entered into a platform license agreement with a faith based advertising agency ("Licensor"), and was granted a perpetual, exclusive, worldwide license to implement and commercialize the assets connected to the Licensor's platform. The Licensee will receive 10% of gross revenue from new business the Licensee procures and the Licensee will receive a percentage of the net profits, as defined in the agreement, payable every six months.